

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2014

Via E-mail
Walter Lee
President, Chief Executive Officer and Chief Accounting Officer
Quintec Corp.
Av. Vitacura 2670 Piso 15, Las Condes
7550098, Chile

>   **Re: Quintec Corp.**
>   **Form S-1**
>   **Filed April 28, 2014**
>   **File No. 333-195543**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are classified as a shell company. Please revise your disclosure to add the following:

    - A description of the restrictions on your ability to use registration statements on Form S-8;

    - A description of the potential reduced liquidity or illiquidity of your securities; and

    - A statement acknowledging your shell company status on your prospectus cover page.

Prospectus Cover Page, page 3

2. Please limit the prospectus cover page to a single page. As a result you should combine the information pages 3 and 4. Please refer to Item 501(b) of Regulation S-K for additional guidance.

3. Please set forth the name of your company on the prospectus cover page. Please refer to Item 501(b)(1) of Regulation S-K.

4. Please disclose on the prospectus cover page that your auditor has expressed substantial doubt about your ability to continue as a going concern.

5. Please disclose on the prospectus cover page whether you reserve the right to extend the duration of the offering beyond 120 days.

Summary of the Offering, page 12

6. Please disclose in this section the *net* proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. Please also disclose, here and in the Use of Proceeds section on page 23, that there is no guarantee that you will receive any proceeds from the offering.

Risk Factors, page 14

Risks Related to This Offering, page 15

7. Please include a risk factor stating that investors cannot withdraw funds once invested in this offering, and that there are no provisions for escrow arrangements, including a discussion of the associated risks and consequences. Please also disclose that your Chief Executive Officer, Mr. Lee, does not have any prior experience conducting best efforts offering, if applicable, along with the associated risks.

Risks Associated with Management and Control Persons, page 20

Because Our Management has Only Agreed to Provide . . ., page 20

8. Please clarify whether Mr. Lee owes fiduciary duties to any companies or entities other than the company, and, if so, please disclose how such duties may impact your business and operations. In this regard, we note your disclosure on page 34 that Mr. Lee is employed elsewhere.

As Our Business Assets and Our Director and Officer are Located in Chile. . ., page 20

9. Please explain the reference to a "Panamanian court" or revise your disclosure accordingly.

Because Our Management is Inexperienced. . ., page 21

10. Please disclose, if applicable, that Mr. Lee has no experience running a public company, including establishing and maintaining disclosure controls and procedures, along with the associated risks.

Use of Proceeds, page 23

11. Please clarify that even if you raise enough funds to start your Plan of Operations, you will need to seek capital from other sources to develop your products. In this regard, we note your risk factor on page 18 and your disclosure on page 48.

Description of Business, page 30

12. Please disclose for how long you believe the proceeds from the offering will satisfy your cash requirements and whether in the next six months it will be necessary to raise additional funds to meet the expenditures required for operating your business. Please see Item 101 of Regulation S-K.

Business Development, page 30

13. Please provide further information regarding the process of "identifying and securing the optimal location for [y]our initial '3D Xpress' kiosk," including the estimated cost and timeline.

Products and Services, page 30

14. Please provide further details regarding the types and price range of the "trinkets and gifts" customers will be able to purchase from your kiosks. We note that customers will need to return to the kiosk to pick up such items. Please provide further details regarding how long it will take to print these objects, as well as the costs to produce such objects, where you plan to print such objects and when you believe you will be able to create objects on location while customers wait.

15. Please provide further details regarding how you will "test and design" 3D printing models for use by your customers, including how you will complete these steps, the timeline and estimated cost.

Competition, page 32

16. Please explain how the "recent acquisition of Makerbot Industries by Stratasys Ltd., a leading professional-grade systems manufacturer, demonstrates the value of such a brand within the 'home' market." Please also provide the basis for your statement that "Ford Motors recently installed a Makerbot Replicator 2 on every engineer's desk."

Intellectual Property, page 33

17. Please confirm if you plan to develop or acquire any intellectual property, and, if so, what type of intellectual property you plan to develop or acquire.

Management's Discussion and Analysis of Financial Condition . . . , page 47

Results of Operations – Period from May 23, 2013 to January 31, 2014, page 47

18. We note that several amounts included under this heading and the "Liquidity and Capital Resources" heading do not agree to your financial statements. Please revise these amounts as necessary.

Plan of Operations, page 48

19. We note your belief that you "will be able to generate revenue once [you] have established a sufficient amount of kiosks to gain acceptance from [y]our customers." Please provide further details regarding what you believe to be a "sufficient" amount of kiosks, as well as the amount of revenue you anticipate generating from any such kiosk.

20. Please provide further details regarding the development of your website, including the current status of such development, how you plan to use your website to generate revenue and attract financing and, if known, the address of your website.

Directors and Executive Officers, page 50

Identification of directors and executive officers, page 50

21. Please provide the applicable disclosure required by Item 407(d) of Regulation S-K with respect to your Audit Committee.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 55

22. Please state the general effect of any statute, including the laws of the state of Nevada, under which your controlling person, director and officer is insured or indemnified in any manner against liability which he may incur in his capacity as such. Please see Item 702 of Regulation S-K.

Exhibits and Financial Statement Schedules, page 56

Exhibit 5: Opinion and Consent of Legal Counsel

23. We note assumptions (iii), (iv), (vi) and (vii) in paragraph 2 on page 2 of counsel's legal opinion. Please provide an explanation from counsel as to why these assumptions are necessary and appropriate. In the alternative, please obtain and file a legal opinion that does not include these assumptions. Please see Sections II.B.1.a and III.a of Staff Legal Bulletin No. 19, which is available on our website.

24. We note the limitations on counsel's opinion in paragraphs 3 and 4 on page 3, as well as the first full paragraph on page 4 of the legal opinion. Please provide an explanation from counsel as to why these limitations are necessary and appropriate. In the alternative, please obtain and file a legal opinion that does not include these limitations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director